

April 6, 2023

Daniel Fleming
Chief Financial Officer
Credo Technology Group Holding Ltd
c/o Maples Corporate Service, Limited
PO Box 309, Ugland House
Grand Cayman, KY1-1104, Cayman Islands

> **Re: Credo Technology Group Holding Ltd**
> **Form 10-K for the Fiscal Year Ended April 30, 2022**
> **Form 10-Q for the Quarterly Period Ended January 28, 2023**
> **Form 8-K Filed March 1, 2023**
> **File No. 001-41249**

Dear Daniel Fleming:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing